Phone: (612) 672-8200

Fax: (612) 672-8397

www.maslon.com

September 27, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Fresh Grapes, LLC (to be converted to Fresh Vine Wine, Inc.)

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Fresh Grapes, LLC (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company hereby confirms that as of the date of this letter it is an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act of 1933. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s common stock.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please contact me at (612) 672-8381 or alan.gilbert@maslon.com, or William Mower at (612) 672-8358 or bill.mower@maslon.com.

Sincerely,

/s/ Alan M. Gilbert
Alan M. Gilbert

cc:	Damian Novak (Fresh Grapes, LLC)

Timothy Michaels (Fresh Grapes, LLC)

Elliot Savoie (Fresh Grapes, LLC)

Ryan C. Brauer (Fredrikson & Byron, P.A.)